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17018316

SEC
Mail Processing
Section
NOV 21 2017
Washington DC
408

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47248

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/16 (MM/DD/YYY) AND ENDING 09/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MONUMENT GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.

500 BOYLSTON STREET
(No. and Street)

BOSTON	MA	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL MILLER — 617-423-4700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.
(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE SUITE 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

RECEIVED
2017 NOV 21 PM 2:56
SEC / TM

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

FOR OFFICAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

OATH OR AFFIRMATION

I, MICHAEL MILLER ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MONUMENT GROUP, INC. , as of SEPTEMBER 30 , 20 17 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:

Michael C. Miller
Signature

PRESIDENT
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Commonwealth of Massachusetts
County of Suffolk

On this 17th day of Nov, 2017, before me, Jennifer Coppinger the undersigned notary public, personally appeared Michael Miller, proved to me through satisfactory evidence of identification, which were US Passport, to be the person whose name is signed on the preceding or attached document, and acknowledged to me that (he) (she) signed it voluntarily for its stated purpose.

Jennifer Coppinger

Jennifer Coppinger Signature **My Comm. Exp. March 13, 2020**

MONUMENT GROUP, INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2017

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Monument Group, Inc.

We have audited the accompanying statement of financial condition of Monument Group, Inc. as of September 30, 2017, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Monument Group, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Monument Group, Inc. as of September 30, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of aggregate indebtedness and net capital pursuant to Rule 15c3-1, and the computation for determination of reserve and information relating to possession or control requirements for broker/dealers under rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Monument Group, Inc.'s financial statements. The supplemental information is the responsibility of Monument Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion of the supplemental information, we evaluated whether the supplemental information, including its form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of aggregate indebtedness and net capital pursuant to Rule 15c3-1, and the computation for determination of reserve and information relating to possession or control requirements for broker/dealers under rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Norwood, Massachusetts
November 9, 2017

MONUMENT GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2017

ASSETS

Cash	$ 107,365
Placement and consulting fees receivable	123,589
Other assets	9,266
	$ 240,220

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable, accrued expenses and other liabilities	$ 42,357
Stockholders' equity:	
Common stock, .01 par value, authorized 7,500 shares 7,500 shares issued and outstanding	75
Additional paid-in capital	823,231
Accumulated deficit	(625,443)
Total stockholders' equity	197,863
	$ 240,220

The accompanying notes are an integral part of these financial statements.

MONUMENT GROUP, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED SEPTEMBER 30, 2017

Revenues:	
Private placement fees	$ 25,765,163
Investment income	1,966
	25,767,129
Expenses:	
Management fees	25,816,591
Other expenses	147,644
	25,964,235
Net loss	$ (197,106)

The accompanying notes are an integral part of these financial statements.

MONUMENT GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2017

	Common Stock	Additional Paid - In Capital	Accumulated Deficit	Total
Balance at October 1, 2016	$ 75	$ 542,594	$ (428,337)	$ 114,332
Net loss	-	-	(197,106)	(197,106)
Shareholder contributions	-	280,637	-	280,637
Balance at September 30, 2017	$ 75	$ 823,231	$ (625,443)	$ 197,863

The accompanying notes are an integral part of these financial statements.

MONUMENT GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2017

Cash flows from operating activities:	
Net loss	$ (197,106)
Adjustments to reconcile net loss to net cash used by operating activities:	
(Increase) Decrease in operating assets	
Placement and consulting fees receivable	(49,104)
Other assets	(5,420)
Increase (Decrease) in operating liabilities	
Accounts payable, accrued expenses and other liabilities	(6)
Total adjustments	(54,530)
Net cash used for operating activities	(251,636)
Cash flows from investing activities	
None	-
Cash flows provided by financing activities	
Increase in additional paid-in capital	280,637
Increase in cash	29,001
Cash at beginning of the period	78,364
Cash at end of the period	$ 107,365
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

MONUMENT GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2017

NOTE 1 – ORGANIZATION AND NATURE OF THE BUSINESS

The Company began operations July 15, 1994. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is engaged principally in the placement of private securities with institutional investors.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Revenues:

Cash flows representing fees earned are received over future periods and are recorded at their net present value discounted at an estimated incremental borrowing rate at the time the sales transaction closes.

Income Taxes:

The Company and its stockholders have elected to be treated as an S Corporation under the provisions of the Internal Revenue Code. Accordingly, in lieu of federal and state corporate income taxes, the stockholders are taxed on their proportionate share of the Company's taxable income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

During the year, the Company, maintained cash accounts at various financial institutions in bank deposits which at times exceeded the federally-insured limit of $250,000. The Company has not experienced any losses on such accounts and believes it is not exposed to any significant credit risk regarding its cash balances

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company utilizes office space, shares telephone service, and receives consulting services from a related company, Monument Group, LP (M.G., LP). The related party charged $25,816,591 for these services for the year ending September 30, 2017. At September 30, 2017 the Company owed $2,334 to the related party. Since the Company has common ownership with M.G., LP, operating results could vary significantly from those that would be obtained if the entities were autonomous.

NOTE 4 – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

A qualifying asset or liabilities level within the framework is based upon the lowest level of any input that is significant to the fair value measurement. The Company's qualifying assets or liabilities are recorded at fair value using Level 1 inputs.

NOTE 5 – NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $64,774 which was $59,774 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.65 to 1.

NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through November 9, 2017, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

MONUMENT GROUP, INC.

SUPPLEMENTARY SCHEDULES

SEPTEMBER 30, 2017

SCHEDULE I

MONUMENT GROUP, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

SEPTEMBER 30, 2017

AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$ 42,357	
NET CAPITAL:		
Common stock		$ 75
Additional paid-in capital		823,231
Accumulated deficit		(625,443)
		197,863
ADJUSTMENTS TO NET CAPITAL:		
Placement and consulting fees receivable		(123,589)
Other assets		(9,266)
Haircuts		(234)
Net capital, as defined		$ 64,774
NET CAPITAL REQUIREMENT		$ 5,000
NET CAPITAL IN EXCESS OF REQUIREMENT		$ 59,774
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.65 to 1

Reconciliation with Company's computation of net capital:

Net capital as reported in Company's Part IIA (unaudited) Focus Report	$ 73,256
Net audit adjustments	-
Increase in non-allowables and haircuts	(8,482)
Net capital per above	$ 64,774

See Independent Auditor's Report

SCHEDULE II

MONUMENT GROUP, INC.

COMPUTATION FOR DETERMINATION OF RESERVE AND INFORMATION RELATING TO POSESSION OR CONTROL REQUIREMENTS FOR BROKER/DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

SEPTEMBER 30, 2017

Monument Group, Inc. is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Review Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Monument Group, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Monument Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Monument Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Monument Group, Inc. stated that Monument Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Monument Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Monument Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Norwood, Massachusetts
November 9, 2017

MONUMENT GROUP, INC.

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

SEPTEMBER 30, 2017

Monument Group, Inc. is exempt from the reserve and possession or control requirements under Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934. The Company was compliant with Rule 15c3-3(k)(2)(i) as it did not carry any customer funds or securities throughout the fiscal year ending September 30, 2017.



Michael Miller, President